UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION

INVESTMENT COMPANY ACT OF 1940
Release No. 31515 / March 25, 2015

_____

In the Matter of	:
	:
GOTTEX MULTI-ASSET ENDOWMENT	:
MASTER FUND	:
One Boston Place	:
Suite 2600	:
201 Washington St.	:
Boston, MA 02109	:
	:
(811-22415)	:
	:

ORDER UNDER SECTION 8(f) OF THE INVESTMENT COMPANY ACT OF 1940
DECLARING THAT APPLICANT HAS CEASED TO BE AN INVESTMENT COMPANY

Gottex Multi-Asset Endowment Master Fund filed an application on February 4, 2015,
requesting an order under section 8(f) of the Act declaring that it has ceased to be an investment
company.

On February 27, 2015, a notice of filing of the application was issued (Investment Company Act
Release No. 31490). The notice gave interested persons an opportunity to request a hearing and
stated that an order disposing of the application would be issued unless a hearing was ordered.
No request for a hearing has been filed, and the Commission has not ordered a hearing.

The matter has been considered and it is found, on the basis of the information set forth in the
application, that applicant has ceased to be an investment company. Accordingly,

IT IS ORDERED, under section 8(f) of the Act, that applicant's registration under the Act shall
forthwith cease to be in effect.

For the Commission, by the Division of Investment Management, under delegated authority.

Brent J. Fields
Secretary